2020

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2020

KIMELMAN & BAIRD, LLC

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL
INFORMATON

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13028

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kimelman & Baird, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, Suite 2300
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheila Baird (212) 686-0021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington Street S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Sheila Baird, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimelman & Baird, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

– NONE –

Signature

Chief Compliance Officer

Title

Notary Public

PATRICIA KIMELMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KI4617649
Qualified In New York County
My Commission Expires October 31, ~~2013~~ 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIMELMAN & BAIRD, LLC

Table of Contents



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Members
Kimelman & Baird, LLC
New York, NY 10022

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kimelman & Baird, LLC as of December 31, 2020, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kimelman & Baird, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kimelman & Baird, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of Kimelman & Baird, LLC's financial statements. The supplemental information is the responsibility of Kimelman & Baird, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is are fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Kimelman & Baird, LLC's auditor since 2020.

Norwell, MA

March 29, 2021

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

AICPA

KIMELMAN & BAIRD, LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Current Assets

Cash and cash equivalents	$	673,608
Clearing firm deposit		50,000
Commission receivable		9,739
Advisory fees receivable		27,117
Securities owned		80,727
Prepaid expenses		48,523
Total Current Assets	$	889,714

Other Assets

Security deposit	$	76,648
Right of use of operating lease		405,036
Other assets		47,065
Total Other Assets	$	528,749
Total Assets	$	1,418,463

LIABILITIES AND MEMBERS' EQUITY

Liabilites:

Accounts payable	$	18,526
Clearing charge payable		3,436
Accrued expenses		89,834
Lease liability		405,036
Total Liabilities	$	516,832
Members' Equity	$	901,631
Total Liabilities and Members' Equity	$	1,418,463

KIMELMAN & BAIRD, LLC

Statement of Income
For the Year Ended December 31, 2020

REVENUE

Commission	$	104,371
Investment advisory fees		4,227,753
Other income		34,886
Total revenue	$	4,367,010

EXPENSES:

Portfolio management expenses	$	144,458
Employee compensation		433,254
Guaranteed payments		848,796
Custodian fees		133,300
Retirement plan		39,635
Quotes		115,863
Rent expense		359,841
Insurance		78,483
Professional fees		219,121
Auto expense		64,026
Clearing fees		25,101
Computer expense		91,171
Contributions		50,532
Travel and entertainment		29,512
Other expenses		196,656
Total expenses	$	2,829,749
NET INCOME BEFORE INCOME TAXES	$	1,537,261
Unincorporated business tax		84,785
NET INCOME	**$**	**1,452,476**

The accompanying notes are an integral part of these financial statements

KIMELMAN & BAIRD, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2020

	Total Members' Equity
Beginning balance January 1, 2020	$ 728,008
Net Income	1,452,476
Distributions to members	(1,278,853)
Ending balance December 31, 2020	$ 901,631

KIMELMAN & BAIRD, LLC

Statement of Cash Flows
December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	1,452,476
Adjustments to reconcile net income to net cash provided/(used) by operations:		
(Increase) decrease in:		
Commission and advisory fee receivable		3,492
Other assets/ prepaid		(41,387)
Increase (decrease) in:		
Accounts payable and accrued expenses		24,637
Total adjustments		(13,258)
Net cash provided by operating activities	$	1,439,218

FINANCING ACTIVITIES

Member's distributions	$	(1,278,853)
Net cash used by financing activities		(1,278,853)
NET INCREASE IN CASH		160,365
Cash - beginning of year		513,243
Cash - end of period	$	673,608

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

SCHEDULE OF NONCASH INVESTING AND FINANCING TRANSACTIONS:

Right of Use Assets	$ 405,036
Obligations Under Noncancellable Lease Obligations	(405,036)
	$ -

The accompanying notes are an integral part of these financial statements

Kimelman & Baird, LLC
Notes to Financial Statements
December 31, 2020

Note 1: **Organization and Nature of Business**

Kimelman & Baird, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of New York. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii), which provides an exemption for broker dealers whose customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 2: **Summary of Significant Accounting Policies**

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. Amounts maintained with the bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company has, on occasion, exceeded the insured balance during the year.

Due from Broker

The Company maintains a clearing deposit account with its clearing broker National Financial Services, LLC. As of December 31, 2020 the Company had a deposit of $50,000 with National Financial Services, LLC.

Note 2:   Summary of Significant Accounting Policies (continued)

Accounts Receivable

Management considers all amounts recorded as accounts receivables to be fully collectible; accordingly no allowance for doubtful accounts is required. All amounts are due from various entities and financial institutions. Investment advisory fees receivable are collected quarterly in advance and no allowance is provided based for cancellation of advisory agreements. If accounts become uncollectable, they will be charged to operations when that determination is made.

Property and Improvements

Property and improvements are stated at cost, net of accumulated depreciation. Assets are depreciated using the Accelerated and Modified Accelerated Cost Recovery System over the estimated useful life of the assets. Application of these methods does not differ materially from generally accepted accounting principles.

Revenue Recognition

Securities transactions are recorded on a trade date basis with related commission income also recorded on a trade date basis. The Company recognizes commissions at the end of each month, after receiving confirmation from the clearing firm of the amount due to the Company (Satisfied at Point in Time). Investment advisory fees are realized quarterly and are recognized on a pro-rata basis (Satisfied Over Time).

Accounting Standards Adopted in 2019

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, "Leases (Topic 842)," which supersedes previous leasing guidance in Topic 840. Under the new guidance, lessees are required to recognize lease right-of use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The FASB has since issued additional related ASU amendments to clarify and improve certain aspects of the guidance and implementation of Topic 842. In accordance with the guidance as amended, the Company has elected to apply the new standard effective as of January 1, 2019. After implementing this ASU, the statement of financial condition reflects both lease liabilities and right-of-use assets. In addition, the Company recognizes lease expense on a straight-line basis within the expense section of the statement of income. See "Note 7, Lease Commitments" for additional disclosure regarding the Company's leases.

Note 3: <u>Securities Owned</u>

As of December 31, 2020, the Company owns securities which are stated in the statement of financial condition at fair market value of $80,727.

Note 4: <u>Income Taxes and Limited Liability Company Fees</u>

Under current law, no federal or state income taxes are paid directly by limited liability companies. All items of income and expense of the Company are allocable to and reportable by its members on their respective income tax returns. Accordingly, no provision is made in the accompanying financial statements for federal or state income taxes. The Company is subject to New York City Unincorporated Business Tax. For the year ended December 31, 2020, the provision for New York City Unincorporated business tax was $84,785.

Note 5: <u>Profit Sharing Plan (Keogh)</u>

The Company's Profit-sharing plan covers all eligible employees. Contributions to the plan are determined by the Company and subject to IRS guidelines. Actual contribution to the plan amounting to $39,635 for the year 2019 was made during 2020. Accruals made in 2020 towards the contribution were $39,925 and were reflected in the financial statements as of December 31, 2020.

Note 6: <u>Net Capital Requirements</u>

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020 the Company had net capital and net capital requirements of $716,365 and $7,453 respectively. The Company's net capital ratio was 0.16 to 1 which is less than 15 to 1.

Note 7: <u>Lease Commitments</u>

The Company leases office space under an operating lease agreement that commenced on February 1, 2017 and ends April 30, 2022. The lease agreement includes an annual rental rate of $306,592 with annual increases based on real estate tax adjustments. A security deposit of $76,648 and the first month's lease of $28,816 were recorded on December 30, 2016. Annual remaining lease payments per terms of the lease are:

Year	Lease Payment	PV Factor 4.24%	PV of Payment
2021	331,865	0.92039	305,445
2022	112,788	0.88299	99,591
Total			405,036

Note 7: <u>Lease Commitments (Continued)</u>

Rent expense is recorded on a straight-line basis over the term of the lease, with the difference to the actual amount paid recorded as deferred rent. Rent expense pursuant to this lease charged to operations for the year ended December 31, 2020 amounted to $324,826.

Beginning on January 1, 2019, the Company has recorded right-of-use assets and lease liabilities in accordance with ASU 2016-02. The Company is using the term of the current lease agreements in its right-of-use asset calculations. As the interest rate implicit in the lease was not readily available, the Company used its estimate of its incremental borrowing rates to determine the discount rates used in the asset calculations. The Company used 4.24%.

Note 8: <u>Fair Value</u>

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 for financial instruments measured at fair value on a recurring basis. The Company held an equity position valued at Level 1, whose valuation was based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access. An amount of $80,727 was recorded in its financial statements.

Note 9: <u>Revenue Recognition from Contracts with Customers</u>

The following disclosures discuss the Company's revenue recognition accounting policies as governed by Topic 606, Revenue from Contracts with Customers. Most of the Company's revenue arises from contracts with customers. That revenue can be separated into two main categories. Transactional revenue is recognized at the settlement date or trade date of the product sale, which is when performance obligations have been satisfied. Asset under management (AUM) revenue, is recognized periodically over the life of the contract or relationship based on a fee rate that is applied to the average balance of managed assets over that period. Advisory fees are generally recognized over time as services are rendered and based either on a percentage of the market value of the assets under management (AUM revenue) or fixed based on the services provided to the client. The Company's execution of these services represents its related performance obligations. Quarterly fees are collected at the beginning of the period from the client's account and recognized ratably over the related billing period as the performance obligation is fulfilled. For fees that are fixed based on services provided to the client, the Company recognizes revenue when its performance obligations are satisfied.

Note 10: <u>Subsequent Events</u>

The Company has evaluated all material subsequent events through the date at which the financial statements were available to be issued on March 29, 2021, and determined that there are no events which took place that would have a material impact on its financial statements.

KIMELMAN & BAIRD, LLC

Statement of Net Capital
Schedule I
For the Year Ended December 31, 2020

	Focus 12/31/20	Audit 12/31/20	Change
Members' equity, December 31, 2020	$ 901,631	$ 901,631	$ -
Subtract: Non allowable assets:			
Investments		-	
Other assets	173,320	172,236	1,084
Tentative net capital	$ 173,320	$ 172,236	$ 1,084
Haircuts:	11,946	11,946	-
NET CAPITAL	$ 716,365	$ 717,449	$ (1,084)
Minimum net capital	(7,453)	(7,453)	-
Excess net capital	$ 708,912	$ 709,996	$ (1,084)
Aggregate indebtedness	$ 111,796	$ 111,796	
Ratio of aggregate indebtedness to net capital	0.16 to 1	0.16 to 1	

There was a minor difference of $1,084 noted between the Audit and Focus reports a December 31, 2020 related to valuation of investments.

KIMELMAN & BAIRD, LLC

December 31, 2020

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Members
Kimelman & Baird, LLC
New York, NY 10022

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Kimelman & Baird, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kimelman & Baird, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Kimelman & Baird, LLC stated that Kimelman & Baird, LLC met the identified exemption provisions throughout the most recent year without exception. Kimelman & Baird, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kimelman & Baird, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

Norwell, MA

March 29, 2021

KIMELMAN & BAIRD, LLC

800 Third Avenue – Suite 2300, New York, NY 10022

Assertion Regarding Exemption Provision

Gentlemen:

We, as members of management of Kimelman & Baird, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c-3-3 by operation under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period covering January 1, 2020 through December 31, 2020.

KIMELMAN & BAIRD, LLC

By:

Sheila Baird

Member/CCO



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Members
Kimelman & Baird, LLC
New York, NY 10022

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Kimelman & Baird, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31. 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.

Norwell, MA

March 29, 2021

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*16*******1087*********************MIXED AADC 220
13028 FINRA DEC
KIMELMAN & BAIRD LLC
800 3RD AVE STE 2300
NEW YORK, NY 10022-7779

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
SHEILA BAIRD 212 686 0021

2. A. General Assessment (item 2e from page 2) $ 6,518.72

B. Less payment made with SIPC-6 filed (exclude interest) (3,112.52)
7-30-2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,406.20

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,406.20

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 3,406.20

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KIMELMAN & BAIRD, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February, 2021.

SHEILA BAIRD - MEMBER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2020 and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,391,092
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(4,792)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(25,100)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	(15,384)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(45,276)
2d. SIPC Net Operating Revenues	$ 4,345,816
2e. General Assessment @ .0015	$ 6,518.72
	(to page 1, line 2.A.)

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